Exhibit 99.1

Daqo New Energy’s Subsidiary Xinjiang Daqo completes its IPO process and starts trading on the Shanghai Stock Exchange

Shanghai, China—July 22, 2021—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that the Company’s major operational subsidiary, Xinjiang Daqo New Energy (“Xinjiang Daqo”), has completed its IPO process and started trading on the Shanghai Stock Exchange's Sci-Tech innovation board (SSE, code: 688303) on 22 July, 2021.

Xinjiang Daqo has issued 300,000,000 shares representing approximately 15.58% of the total 1,925,000,000 shares outstanding after the IPO. The shares were issued at a public offering price of RMB 21.49 per share and the total gross proceeds of the IPO are approximately RMB 6.45 billion. After the IPO, Daqo New Energy owns approximately 80.7% of Xinjiang Daqo. On the first trading day of 22 July, 2021, Xinjiang Daqo’s shares closed at RMB 61.11 per share, up 184.4% as compared to the IPO price.

Guangfu Xu, Chairman of Daqo New Energy and Xinjiang Daqo, commented, “The successful IPO of Xinjiang Daqo marks a very important milestone for the Company. We greatly appreciate the constant hard work and dedication of our management and employees, customers, business partners and investors. We could not have made this happen without their unwavering support.”

“In many regions of the world, including China, solar PV has already reached grid parity, making it competitive with traditional fossil-fuel energies, even without government subsidies. In the near future, as both the costs of solar PV and energy storage continue to decline, we expect to achieve broader grid parity for solar PV and energy storage, which will start a new chapter for the global energy industry.”

“Daqo entered the solar polysilicon industry more than a decade ago and has become a leading player with a most competitive cost structure and first-class quality. With access to the fast-growing capital market in China, we are committed to focus on our core business, continue our efforts on cost reduction and quality improvement, further invest in R&D and innovation and expand our business to new areas such as semiconductor-grade polysilicon.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. It has a total annual capacity of 70,000 metric tons of high-purity polysilicon, with another 35,000 metric tons polysilicon capacity under construction, which is expected to reach full capacity by the end of the first quarter of 2022.

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “forecast,” “might,” “guidance” and similar statements. Among other things, Daqo New Energy’s strategic and operational plans and Xinjiang Daqo’s IPO plan, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in solar cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.